As filed with the Securities and Exchange Commission on December 7, 2012
1933 Act File No. 333-175096
1940 Act File No. 811-09013

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933	☐
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒

and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940	☐
AMENDMENT NO. 9	☒
(Check appropriate box or boxes)

EATON VANCE SENIOR INCOME TRUST
(Exact Name of Registrant as Specified in Charter)

Two International Place Boston, Massachusetts 02110
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code (617) 482-8260

Frederick S. Marius
Two International Place Boston, Massachusetts 02110
Name and Address (of Agent for Service)

Copies of Communications to:

Mark P. Goshko, Esq. Clair E. Pagnano, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street, 20th Floor Boston, Massachusetts 02111

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.

It is proposed that this filing will become effective (check appropriate box):
 ☐ when declared effective pursuant to Section 8(c)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-175096) of Eaton Vance Senior Floating-Rate Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

ITEM 25.                      FINANCIAL STATEMENTS AND EXHIBITS

(1)           FINANCIAL STATEMENTS:

Included in Part A:
Financial Highlights.

Included in Part B:

Registrant’s Certified Shareholder Report on Form N-CSR filed August 24, 2012 (Accession No. 0000950123-12-011288) and incorporated herein by reference.

____________________________

(2)           EXHIBITS:

(a)           (1)           Agreement and Declaration of Trust dated September 23, 1998 filed as Exhibit (a) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-64151) and under the Investment Company Act of 1940 (1940 Act File No. 811-09013) filed with the Commission on September 24, 1998 (Accession No. 0000898432-98-000638) (“Registration Statement”) and incorporated herein by reference.

(2)           Amendment dated August 11, 2008 to Agreement and Declaration of Trust is incorporated herein by reference to the Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-175096 and 811-09013) as to Registrant’s shelf offering filed with the Commission on June 23, 2011 (Accession No. 0000898432-11-000792) (“Initial Shelf Registration Statement”).

(b)           (1)           By-Laws filed as Exhibit (b) to the Registrant’s Registration Statement and incorporated herein by reference.

(2)           Amended By-Laws filed as Exhibit (b) to Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-64151) and Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-09013) filed with the Commission on October 27, 1998 (Accession No. 0000950135-98-005546) (“Amendment No. 1”).

(3)           Second Amended By-Laws filed as Exhibit (b)(2) to Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-58758) and Amendment No. 4 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-09013) filed with the Commission on June 19, 2001 (Accession No. 0000940394-01-500292) (“Amendment No. 4”) and incorporated herein by reference.

(4)           Amendment to By-Laws effective February 7, 2005 is incorporated herein by reference to the Initial Shelf Registration Statement.

(5)           Amendment to By-Laws effective December 11, 2006 is incorporated herein by reference to the Initial Shelf Registration Statement.

(6)           Amendment to By-Laws effective August 11, 2008 is incorporated herein by reference to the Initial Shelf Registration Statement.

(7)           Amendment to By-Laws effective April 23, 2012 is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Initial Shelf Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-175096) and Amendment No. 7 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-09013) as to the Registrant’s shelf offering filed with the Commission on September 28, 2012 (Accession No. 0000898432-12-001078) (“Pre-Effective Amendment No. 1 to the Initial Shelf Registration Statement”).

(c)           Not applicable.

(d)           (1)           Specimen Certificate representing the Registrant's Common Shares of Beneficial Interest filed as Exhibit (d) to Amendment No. 1 and incorporated herein by reference.

(2)           Specimen Certificate representing the Registrant's Auction Preferred Shares of Beneficial Interest filed as Exhibit (d)(2) to Amendment No. 4 and incorporated herein by reference.

(e)           Dividend Reinvestment Plan filed as Exhibit (e) to Amendment No. 1 and incorporated herein by reference.

(f)           Not applicable.

(g)           (1)           Investment Advisory Agreement dated October 19, 1998 filed as Exhibit (g) to Amendment No. 1 and incorporated herein by reference.

(2)           Fee Reduction Agreement dated April 26, 2010 is incorporated herein by reference to the Initial Shelf Registration Statement.

(h)           (1)           Form of Underwriting Agreement dated October 27, 1998 filed as Exhibit (h)(1) to Amendment No. 1 and incorporated herein by reference.

(2)           Amended and Restated Master Agreement Among Underwriters filed as Exhibit (h)(2) to Amendment No. 1 and incorporated herein by reference.

(3)           Amended and Restated Master Selected Dealer Agreement filed as Exhibit (h)(3) to Amendment No. 1 and incorporated herein by reference.

(4)           Form of Underwriting Agreement for Auction Preferred Shares filed as Exhibit (h) to Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-58758) and Amendment No. 5 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-09013) filed with the Commission on June 19, 2001 (Accession No. 0000940394-01-500302) ("Amendment No. 5") and incorporated herein by reference.

(5)           Form of Distribution Agreement with respect to the Rule 415 shelf offering is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Initial Shelf Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-175096) and Amendment No. 8 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-09013) as to the Registrant’s shelf offering filed with the Commission on November 13, 2012 (Accession No. 0000898432-12-001174) (“Pre-Effective Amendment No. 2 to the Initial Shelf Registration Statement”).

(6)           Form of Sub-Placement Agent Agreement between Eaton Vance Distributors, Inc. and UBS Securities LLC is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Initial Shelf Registration Statement.

(i)           The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the matter of Capital Exchange Fund, Inc., Release No. IC- 20671 (November 1, 1994).

(j)           (1)           Master Custodian Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as exhibit (g)(1) to Post-Effective Amendment No. 125 of Eaton Vance Municipals Trust (File Nos. 33-572, 811-4409) filed November 30, 2010 (Accession No. 0000940394-10-001163) and incorporated herein by reference.

(2)           Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as exhibit (g)(2) to Post-Effective Amendment No. 108 of Eaton Vance Special Investment Trust (File Nos. 02-27962, 811-1545) filed September 27, 2010 (Accession No. 0000940394-10-001000) and incorporated herein by reference.

(3)    Amendment Number 1 to Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as Exhibit (g)(3) to Post-Effective Amendment No. 39 of Eaton Vance Municipals Trust II (File Nos. 033-71320, 811-08134) filed May 29, 2012 (Accession No. 0000940394-12-000641) and incorporated herein by reference.

(k)    (1)    Transfer Agency and Services Agreement dated as of October 19, 1998 filed as Exhibit (k)(1) to Amendment No. 1 and incorporated herein by reference.

(2)   Administration Agreement dated October 19, 1998 filed as Exhibit (k)(2) to Amendment No. 1 and incorporated herein by reference.

(3)   Shareholder Servicing Agreement dated as of October 19, 1998 filed as Exhibit (k)(3) to Amendment No. 1 and incorporated herein by reference.

(4)   Form of Auction Agency Agreement to the Auction Preferred Shares filed as Exhibit (k)(1) to Amendment No. 5 and incorporated herein by reference.

(5)   Form of Broker-Dealer Agreement as to the Registrant's Auction Preferred Shares filed as Exhibit (k)(2) to Amendment No. 5 and incorporated herein by reference

(6)   Form of DTC Representations Letter as to the Registrant's Auction Preferred Shares filed as Exhibit (k)(3) to Amendment No. 5 and incorporated herein by reference.

(l)   Opinion and Consent of K&L Gates LLP filed herewith.

(m)   Not applicable.

(n)           Consent of Independent Registered Public Accounting Firm is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Initial Shelf Registration Statement.

(o)           Not applicable.

(p)           Letter Agreement with Eaton Vance Management dated October 23, 1998 filed as Exhibit (p) to Amendment No. 1 and incorporated herein by reference.

(q)           Not applicable.

(r)           Code of Ethics adopted by the Eaton Vance Entities and the Eaton Vance Funds effective September 1, 2000, as revised June 1, 2012 filed as Exhibit (p) to Post-Effective Amendment No. 39 of Eaton Vance Municipals Trust II (File Nos. 033-71320, 811-08134) filed May 29, 2012 (Accession No. 0000940394-12-000641) and incorporated herein by reference.

 (s)           Power of Attorney dated August 6, 2012 is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Initial Shelf Registration Statement.

ITEM 26.                      MARKETING ARRANGEMENTS

See Form of Distribution Agreement with respect to the Rule 415 shelf offering incorporated herein by reference to Pre-Effective Amendment No. 2 to the Initial Shelf Registration Statement.

See Form of Sub-Placement Agent Agreement between Eaton Vance Distributors, Inc. and UBS Securities LLC incorporated herein by reference to Pre-Effective Amendment No. 2 to the Initial Shelf Registration Statement.

ITEM 27.                      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$3,882
FINRA Fees	$4,769
New York Stock Exchange Fees	$6,436
Costs of Printing and Engraving	$0
Accounting Fees and Expenses	$1,200
Legal Fees and Expenses	$35,000
===============
Total	$ 51287*

*The Adviser will pay expenses of the offering (other than the applicable commissions).

ITEM 28.                      PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

None.

ITEM 29.                      NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of record holders as of September 30, 2012, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial interest, par value $0.01 per share	409

ITEM 30.                      INDEMNIFICATION

The Registrant's By-Laws filed in the Registrant’s Registration Statement, and the Form of Distribution Agreement filed in Pre-Effective Amendment No. 2 to the Initial Shelf Registration Statement, contain provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Registrant's Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.                      BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Reference is made to: (i) the information set forth under the caption Investment advisory and other services” in the Statement of Additional Information; (ii) the Eaton Vance Corp. 10-K filed under the Securities Exchange Act of 1934 (File No. 001-8100); and (iii) the Form ADV of Eaton Vance Management (File No. 801-15930) filed with the Commission, all of which are incorporated herein by reference.

ITEM 32.                      LOCATION OF ACCOUNTS AND RECORDS

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, State Street Bank and Trust Company, 200 Clarendon Street, 16th Floor, Boston, MA 02116, and its transfer agent, American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, The Eaton Vance Building, Two International Place, Boston, MA 02110. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management.

ITEM 33.                      MANAGEMENT SERVICES

Not applicable.

ITEM 34.                      UNDERTAKINGS

1.           The Registrant undertakes to suspend offering of Common Shares until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this Registration Statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.           Not applicable.

3.           Not applicable.

4.           The Registrant undertakes to

(a)           file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)           to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)           to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post effective amendment thereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(3)           to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)           that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)           to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)           that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

     (e)           that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)           any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)           the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)           any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.           The Registrant undertakes that:

(a)           for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b)           for the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.           The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

NOTICE

A copy of the Agreement and Declaration of Trust of Eaton Vance Senior Income Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and the Commonwealth of Massachusetts, on the 7th day of December 2012.

EATON VANCE SENIOR INCOME TRUST

By:	/s/ Scott H. Page
Scott H. Page
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Scott H. Page Scott H. Page	President and Chief Executive Officer	December 7, 2012
/s/Barbara E. Campbell Barbara E. Campbell	Treasurer (and Principal Financial and Accounting Officer)	December 7, 2012
Thomas E. Faust Jr.* Thomas E. Faust Jr.	Trustee	December 7, 2012
Scott E. Eston* Scott E. Eston	Trustee	December 7, 2012
Benjamin C. Esty* Benjamin C. Esty	Trustee	December 7, 2012
Allen R. Freedman* Allen R. Freedman	Trustee	December 7, 2012
William H. Park* William H. Park	Trustee	December 7, 2012
Ronald A. Pearlman* Ronald A. Pearlman	Trustee	December 7, 2012
Helen Frame Peters* Helen Frame Peters	Trustee	December 7, 2012
Lynn A. Stout* Lynn A. Stout	Trustee	December 7, 2012
Harriett Tee Taggart* Harriett Tee Taggart	Trustee	December 7, 2012
Ralph F. Verni* Ralph F. Verni	Trustee	December 7, 2012
*By /s/ Maureen A. Gemma Maureen A. Gemma (As Attorney-in-Fact)

INDEX TO EXHIBITS

(l)	Opinion and Consent of K&L Gates LLP.